UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Entercom Communications Corp.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

293639100

(CUSIP Number)

David J. Field

c/o Entercom Communications Corp.

401 City Avenue, Suite 809

Bala Cynwyd, PA 19004

(610) 660-5610

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 10, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 293639100

1.	Names of Reporting Persons David J. Field

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,593,860

	8.	Shared Voting Power 1,566,542

	9.	Sole Dispositive Power 1,593,860

	10.	Shared Dispositive Power 1,566,542

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

David J. Field beneficially owns 3,160,402 shares which includes: (i) 486,277 shares of Class A common stock for which David J. Field is the record holder; (ii) 749,250 shares of Class A common stock which may be acquired upon conversion of shares of Class B common stock for which David J. Field is the record holder; (iii) 358,333 shares of Class A common stock which may be acquired through the exercise of options; and (iv) 1,566,542 shares of Class A common stock held of record by David J. Field as co-trustee of four trusts.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.08%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 293639100

Preliminary Note:  In accordance with Rule 13d-1(d) and Section 13(d)(6)(B) of the Securities Exchange Act, David J. Field previously filed statements relating to securities of the Issuer on Schedule 13G.  As of November 10, 2008, however, as a result of the deemed formation of a “group” for Section 13(d) purposes, a “group” including David J. Field will be deemed to have acquired greater than 2 percent of the Class A Common Stock of the Issuer during the preceding 12 months.  Accordingly, David J. Field is now filing this Schedule 13D.

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Entercom Communications Corp., a Pennsylvania corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 401 City Avenue, Suite 809, Bala Cynwyd, Pennsylvania 19004.

Item 2.	Identity and Background

(a)           This Statement is being filed by David J. Field.

(b)           The business address of David J. Field is:

Entercom Communications Corp.

401 City Avenue, Suite 809

Bala Cynwyd, Pennsylvania 19004

(c)           David J. Field is President and Chief Executive Officer of Entercom Communications Corp. whose address is: 401 City Avenue, Suite 809, Bala Cynwyd, Pennsylvania 19004.

(d)           David J. Field has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           David J. Field has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            David J. Field is a citizen of the United States of America

Item 3.	Source and Amount of Funds or Other Consideration

All shares of Issuer securities presently beneficially owned by David J. Field were ultimately acquired by David J. Field prior to the Issuer’s initial public offering other than: (i) 100 shares acquired upon the Issuer’s initial public offering; (ii) shares acquired upon the vesting

CUSIP No. 293639100

of restricted stock or the exercise of stock options granted by the Issuer in connection with David J. Field’s employment with the Issuer; and (iii) 14,089 shares which were purchased by David J. Field in open market transactions on November 10-11, 2008 using his personal funds.  (See Item 5(c) for disclosure regarding shares purchased in the open market).

Item 4.	Purpose of Transaction

Since the formation of the Issuer in 1968, and as of the date of this Statement, the Chairman of Issuer, Joseph M. Field, has effectively controlled, and continues to effectively control, the Issuer.  Specifically, the Articles of Incorporation (the “Charter”) of the Issuer provide that each share of Class A Common Stock is entitled to one vote while each share of Class B Common Stock is entitled to ten votes when voted by the either Joseph M. Field or David J. Field, subject to certain exceptions (i.e., the election of two Class A Directors; consideration of “Going Private Transactions” (as defined in the Charter); and as required by law).  As of the date of this Statement, it is the understanding of David J. Field, that Joseph M. Field individually beneficially (i.e., without taking into account the shares beneficially owned by David J. Field) owns 6,228,282 shares of Class B common stock, which together with Joseph M. Field’s other individual beneficial interest in the Issuer’s voting securities, represents 64.2% percent of the voting power with respect to the Issuer.

Effective as of November 10, 2008, Joseph M. Field and David J. Field have each determined to acquire additional shares of the Issuer’s Class A common stock.  In order to effect purchases at any time when the Issuer is engaged in a share repurchase program, the Issuer, Joseph M. Field and David J. Field will utilize the safe harbor provided by Rule 10b-18.  In coordinating purchases, through a common broker (as required under Rule 10b-18) as well as agreeing (among the Issuer, Joseph M. Field and David J. Field) on an allocation of daily Rule 10b-18 purchases, Joseph M. Field and David J. Field may be deemed to have formed a “group” for Section 13 purposes.  Accordingly, each of Joseph M. Field and David J. Field are filing Schedule 13D’s to reflect this deemed “group” status.

David J. Field is acquiring shares for investment purposes.  Further, David J. Field understands that Joseph M. Field is filing a Schedule 13D and will similarly report that Joseph M. Field is acquiring shares for investment purposes.

David J. Field intends to review his investment in the Issuer on a continuing basis and, depending on various factors, including the Issuer’s business, affairs and financial position, other developments concerning the Issuer, the Issuer’s investment strategy, the price level of the Issuer’s Class A Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities, may in the future take such actions with respect to his investment in the Issuer as he deems appropriate in light of the circumstances existing from time to time.

CUSIP No. 293639100

Item 5.	Interest in Securities of the Issuer
(a) Amount Beneficially Owned:	3,160,402

David J. Field beneficially owns 3,160,402 shares which includes: (i) 486,277 shares of Class A common stock for which David J. Field is the record holder; (ii) 749,250 shares of Class A common stock which may be acquired upon conversion of shares of Class B common stock for which David J. Field is the record holder; (iii) 358,333 shares of Class A common stock which may be acquired through the exercise of options; and (iv) 1,566,542 shares of Class A common stock held of record by David J. Field as co-trustee of four trusts.

As described in Item 4, David J. Field and Joseph M. Field may be deemed to have formed a “group” for pursuant to Section 13(d) of the Exchange Act.  For Section 13(d) purposes, this “group” is deemed to beneficially own an aggregate of 11,690,480 shares which represents a beneficial ownership interest in the Issuer of 30.68%.  These shares are comprised of the sum of the shares beneficially owned by David J. Field and Joseph M. Field, minus 206,094 (to avoid double counting) shares that are considered beneficially owned by both Joseph M. Field and David J. Field.

(b)          Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	1,593,860
(ii)	shared power to vote or to direct the vote:	1,566,542
(iii)	sole power to dispose or to direct the disposition of:	1,593,860
(iv)	shared power to dispose or to direct the disposition of:	1,566,542

(c)           During the 60 day period prior to this Statement, David J. Field acquired an aggregate of 14,089 shares of the Issuer’s Class A Common Stock through broker Merrill Lynch, Pierce, Fenner & Smith Incorporated as follows:

CUSIP No. 293639100

Date of Purchase	Number of Shares Purchased	Purchase Price Per Share
11/10/2008	8	$0.6896
11/10/2008	10	$0.6800
11/10/2008	1,086	$0.6600
11/10/2008	180	$0.6592
11/10/2008	90	$0.6587
11/10/2008	10	$0.6556
11/10/2008	4,906	$0.6500
11/11/2008	531	$0.7500
11/11/2008	396	$0.7400
11/11/2008	110	$0.7300
11/11/2008	780	$0.7200
11/11/2008	520	$0.7100
11/11/2008	1,220	$0.7000
11/11/2008	10	$0.6999
11/11/2008	978	$0.6900
11/11/2008	961	$0.6800
11/11/2008	1,640	$0.6700
11/11/2008	500	$0.6600
11/11/2008	55	$0.6300
11/11/2008	98	$0.6200

(d)           Shares beneficially owned by David J. Field include 1,566,542 shares of Class A common stock held of record by David J. Field as co-trustee of four trusts..

(e)           Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None, other than the informal understanding to coordinate purchase for purposes of satisfying the requirements of Rule 10b-18 (See Item 4).

Item 7.	Material to be Filed as Exhibits
None.

CUSIP No. 293639100

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 12, 2008
Date
/s/ David J. Field
Signature
David J. Field
Name/Title

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).